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                                                                    EXHIBIT 99.9




                         FORM OF CHAIRMAN LETTER TO THE
                  STOCKHOLDERS OF MEDICAL MANAGER CORPORATION.
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                       (MEDICAL MANAGER CORPORATION LOGO)
                   3001 N. Rocky Point Drive East, Suite 400

                              Tampa, Florida 33607

                                June [--], 1999

Dear Stockholder:

     You are cordially invited to attend a special meeting of stockholders of Medical Manager Corporation to be held at 15151 Northwest 99th Street in Alachua, Florida, on July 23, 1999, at 10:00 a.m., local time. Medical Manager has entered into an agreement with Synetic, Inc. pursuant to which the businesses of Medical Manager and Synetic will be strategically combined to form an organization with the components we believe are necessary to transform the information infrastructure of America's practicing physicians, with the goal of revolutionizing the way in which physicians can communicate electronically with payers, suppliers, providers and patients.

     The transaction is structured as a merger, in which each share of Medical Manager Common Stock will be converted into the right to receive .625 shares of Synetic Common Stock if the average closing price of Synetic Common Stock during the period from and including July 7, 1999 to and including July 20, 1999 is greater than or equal to $67.20. If the average closing price per share of Synetic Common Stock during the period from and including July 7, 1999 to and including July 20, 1999 is less than $67.20 but at least $56.00, the exchange ratio will be adjusted upward so that the value of the Synetic Common Stock to be received for each share of Medical Manager Common Stock based on such adjusted exchange ratio is equal to $42.00 based on the average closing price of Synetic Common Stock during such period. If the average closing price per share of Synetic Common Stock during the period from and including July 7, 1999 to and including July 20, 1999 is less than $56.00, the exchange ratio will be .750 shares of Synetic Common Stock for each share of Medical Manager Common Stock, unless the board of directors of Medical Manager exercises its right to terminate the merger. Synetic and Medical Manager will issue a joint press release announcing the exchange ratio prior to the opening of trading on July 21, 1999. As a result of this transaction, Medical Manager will become a wholly owned subsidiary of Synetic. Synetic Common Stock is traded on the Nasdaq National Market System under the symbol "SNTC". On June 23, 1999 the stock closed at $[--] per share.

     At the Medical Manager Special Meeting you will be asked to approve the merger. The accompanying Joint Proxy Statement/Prospectus presents the details of this proposed strategic merger. The merger cannot be completed without the approval of the holders of a majority of the outstanding common stock of Medical Manager.

     MEDICAL MANAGER'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE MERGER.

     If you have questions about the merger or would like additional copies of the accompanying Joint Proxy Statement/Prospectus, you should contact: Charles Hutchinson, Controller of Medical Manager, (813) 287-2990, extension 102. Even if you plan to attend the Medical Manager Special Meeting in person, please complete, sign, date and promptly return the enclosed proxy card in the enclosed postage-prepaid envelope.

                                   Sincerely,

                                   Michael A. Singer
                                   Chairman and Chief Executive Officer